UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-43046

Green Circle Decarbonize Technology Limited

(Registrant’s Name)

Green Circle Decarbonize Technology Limited

Unit 1809, Prosperity Place, 6 Shing Yip St.

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information contained in this report

On October 26, 2026, Green Circle Decarbonize Technology Limited, a Cayman Islands exempted company (the “Company”), issued a press release in response to an inquiry from NYSE American regarding recent trading activity in the Company’s ordinary shares. The press release confirms that the Company is not aware of any material undisclosed developments relating to its business or operations that would account for the recent trading activity. The press release constitutes a “no-news” statement pursuant to Section 401(d) of the NYSE American Company Guide. A copy of the press release is furnished as Exhibit 99.1 to this Report.

Exhibits.

Exhibit No.	Description

99.1	Press Release dated October 26, 2026 – Green Circle Decarbonize Technology Limited Issues Statement Regarding Unusual Market Activity

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Circle Decarbonize Technology Limited

Date: October 26, 2026	By:	/s/ Chan Kam Biu Richard
Chan Kam Biu Richard
Chief Executive Officer and Director